Exhibit 99.02

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members

of NuStar GP Holdings, LLC:

We have audited the accompanying consolidated balance sheets of NuStar GP Holdings, LLC (the Company) as of December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of NuStar GP Holdings, LLC’s as of December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Antonio, Texas

February 27, 2009

NUSTAR GP HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(Thousands of Dollars)

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$1,791	$3,240
Accounts receivable	771	90
Receivable from NuStar Energy L.P.	3,441	-
Income tax receivable	722	2,870
Prepaid expenses	219	231
Deferred income tax assets, net	1,860	985

Total current assets	8,804	7,416

Investment in NuStar Energy L.P.	553,921	556,987
Long-term receivable from NuStar Energy L.P.	6,645	5,684
Deferred income tax assets, net	3,463	540
Other assets	-	3,204

Total assets	$572,833	$573,831

Liabilities and Members’ Equity

Current liabilities:
Current portion of long-term debt	$6,500	$-
Accounts payable	340	171
Payable to NuStar Energy L.P.	-	786
Accrued compensation expense	6,445	3,897
Accrued liabilities	727	888
Taxes other than income taxes	908	1,111

Total current liabilities	14,920	6,853

Long-term debt	-	3,000
Employee benefit plan liabilities	14,463	10,192
Commitments and contingencies (Note 8)
Members’ equity	549,236	546,753

Accumulated other comprehensive income:
Share of NuStar Energy L.P.’s other comprehensive income	(2,907)	5,985
Pension adjustment, net of tax	(2,879)	1,048

Total accumulated other comprehensive income	(5,786)	7,033

Total members’ equity	543,450	553,786
Total liabilities and members’ equity	$572,833	$573,831

See Notes to Consolidated Balance Sheets

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

1. ORGANIZATION, BASIS OF PRESENTATION, AND PRINCIPLES OF CONSOLIDATION

Organization

NuStar GP Holdings, LLC (NuStar GP Holdings) (NYSE: NSH), a publicly held Delaware limited liability company, was formed in June 2000 as UDS Logistics, LLC (UDS Logistics). Valero Energy Corporation (Valero Energy) (NYSE: VLO), a publicly held independent refining and marketing company, acquired UDS Logistics in connection with its December 31, 2001 acquisition (UDS Acquisition) of Ultramar Diamond Shamrock Corporation (UDS). UDS Logistics changed its name to Valero GP Holdings, LLC in January 2006 and then to NuStar GP Holdings, LLC in April 2007. Prior to April 2007, our units were traded on the NYSE under the symbol “VEH” and the common units of NuStar Energy L.P. were traded under the symbol “VLI.”

Unless otherwise indicated, the terms “NuStar GP Holdings, LLC,” “NuStar GP Holdings,” “we,” “our” and “us” are used in this report to refer to NuStar GP Holdings, LLC, to one or more of our consolidated subsidiaries or to all of them taken as a whole.

In two separate public offerings in 2006, Valero Energy sold their ownership interest in NuStar GP Holdings. We did not receive any proceeds from either public offering, and Valero Energy’s ownership interest in NuStar GP Holdings was reduced to zero.

Our unitholders have no liability under our limited liability company agreement, or for any of our debts, obligations or liabilities, in their capacity as a unitholder.

We have no operations or sources of income or cash flows other than our investment in NuStar Energy L.P. (NuStar Energy) (NYSE: NS). On December 31, 2008, we owned approximately 20.5% of NuStar Energy, consisting of the following:

•	the 2% general partner interest;

•

100% of the incentive distribution rights (IDR) issued by NuStar Energy, which entitle us to receive increasing percentages of the cash distributed by NuStar Energy, currently at the maximum percentage of 23%; and

•	10,250,054 common units of NuStar Energy representing an 18.5% limited partner interest.

NuStar Energy is a publicly held Delaware limited partnership engaged in the terminalling and storage of petroleum products, the transportation of petroleum products and anhydrous ammonia and asphalt and fuels marketing. NuStar Energy has terminal facilities in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom.

On March 20, 2008, NuStar Energy acquired CITGO Asphalt Refining Company’s asphalt operations and assets (the East Coast Asphalt Operations) for approximately $838.5 million. The East Coast Asphalt Operations include a 74,000 barrels-per-day (BPD) asphalt refinery in Paulsboro, New Jersey, a 30,000 BPD asphalt refinery in Savannah, Georgia and three asphalt terminals. The facilities located in Paulsboro, New Jersey, Savannah, Georgia and Wilmington, North Carolina have storage capacities of 3.5 million barrels, 1.2 million barrels and 0.2 million barrels, respectively.

Basis of Presentation and Principles of Consolidation

These consolidated balance sheets include the accounts of NuStar GP Holdings and subsidiaries in which it has a controlling interest. Intercompany balances and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of balance sheets in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheets and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Cash and Cash Equivalents

Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.

Investment in NuStar Energy

We account for our investment in NuStar Energy using the equity method. We evaluate our investment in NuStar Energy for impairment when there is evidence that we may not be able to recover the carrying amount of our investment or that the investee is unable to sustain an earnings capacity that justifies the carrying amount. We recognize a loss in the value of our investment that is other than a temporary decline currently in earnings based on the difference between the estimated current fair value of the investment and our carrying amount. We believe that the carrying amount of our investment in NuStar Energy as of December 31, 2008 is recoverable.

Accounting for Sales of Units by NuStar Energy

Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (SAB 51), provides guidance on accounting for the effect of issuances of a subsidiary’s stock on the parent’s investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent’s investment (SAB 51 credits or charges, respectively) either in income or in equity. We record such SAB 51 credits or charges directly to members’ equity.

Income Taxes

On August 14, 2006, NuStar GP, LLC made an entity classification election to be treated as a corporation for federal income tax purposes under Treasury Regulation §301.7701-3(a). We account for income taxes under the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred taxes using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.

Income tax expense includes federal and state income and withholding taxes currently payable and deferred federal and state income taxes resulting from temporary differences between financial statement and tax bases of assets and liabilities when such differences exist.

We recognize a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. We record uncertain tax positions in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. We had no unrecognized tax benefits as of December 31, 2008 and 2007.

We are a limited liability company taxed as a partnership and generally are not subject to federal or state income taxes. Accordingly, our taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally included in the federal and state income tax returns of our unitholders. For transfers of publicly held units subsequent to our initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code to adjust the common unit purchaser’s tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder’s purchase price for the common units.

NuStar GP Holdings or certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. For U.S. federal and state purposes, tax years subject to examination are 2004 through 2008.

Financial Instruments

NuStar GP Holdings’ financial instruments include cash, receivables and payables. The estimated fair values of these financial instruments approximate their carrying amounts as reflected in the consolidated balance sheets.

Unit-Based Compensation

We account for awards of NS unit options, performance awards and restricted units to employees and directors of NuStar GP, LLC at fair value in accordance with Emerging Issues Task Force Issue No. 02-08, “Accounting for Options Granted to Employee in Unrestricted, Publicly Traded Shares of an Unrelated Entity” (EITF 02-08). EITF 02-08 requires a company that grants its employees equity of an unrelated entity to account for such awards as a derivative, whereby a

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

liability for the award is recorded at inception. Subsequent changes in the fair value of the award are included in the determination of net income. The fair value of NS unit options is determined using the Black-Scholes model at each reporting date. The fair value of NS restricted units equals the market price of NS common units at each reporting date. We record compensation expense each reporting period such that the cumulative compensation expense equals the portion of the award’s current fair value that has vested. We record compensation expense related to NS unit options until such options are exercised, and we record compensation expense for NS restricted units and performance awards until the date of vesting. NS performance awards vest only upon NuStar Energy’s achievement of an objective performance measure.

We account for awards of NSH restricted units and unit options granted to employees of NuStar GP, LLC and our directors according to Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R). The fair value of NSH unit options is determined using the Black-Scholes model at the grant date and the fair value of the NSH restricted unit equals the market price of NSH common units at the grant date. Compensation expense for NSH restricted units and unit options is recognized ratably over the vesting period based on the fair value of the units at the grant date.

The liability for awards of NS unit options, performance awards and restricted units is included in “Accrued compensation expense” on our consolidated balance sheets. NuStar Energy reimburses us completely for the expenses resulting from NS awards and for expenses resulting from NSH awards to employees providing services to NuStar Energy. Expenses resulting from NSH awards to non-employee directors are included in “General and administrative expenses” on our consolidated statements of income.

According to SFAS No. 123R and the Securities and Exchange Commission’s (SEC) amended Rule 4-01(a) of Regulation S-X, we recognize compensation expense using the non-substantive vesting period approach. Under the non-substantive vesting period approach, compensation expense is recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the nominal vesting period.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with FASB Statement No. 158, “Employers’ Accounting for Defined Benefit and Other Postretirement Plans.” Statement No. 158 requires us to recognize the overfunded or underfunded status of our defined benefit pension or postretirement plans as an asset or a liability and recognize changes in the funded status through comprehensive income in the year the changes occur. This statement also requires us to measure the funded status of a plan as of the balance sheet dates.

Reclassifications

Certain previously reported amounts in the 2007 consolidated balance sheet have been reclassified to conform to 2008 presentation.

3. NEW ACCOUNTING PRONOUNCEMENTS

FASB Staff Position No. FAS 132(R)-1

In December 2008, the Financial Accounting Standards Board (FASB) issued Staff Position No. FAS 132(R)-1 (FSP 132(R)-1), “Employer’s Disclosures about Postretirement Benefit Plan Assets.” FSP 132(R)-1 offers additional guidance on an employer’s disclosures about plan assets of a defined pension or other postretirement plan, and amends FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” FSP 132(R)-1 provides for additional disclosures about investment policies and strategies, categories of plan assets, significant concentrations of risk and inputs and valuation techniques used to develop fair value measurements of plan assets. FSP 132(R)-1 applies to disclosures about plan assets for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Earlier adoption is permitted. We will not adopt the disclosure requirements of FSP 132(R)-1 until December 31, 2009.

FASB EITF 08-6

In November 2008, the FASB ratified its consensus on EITF 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6). EITF 08-6 addresses certain provisions of FASB Statement No. 141 (Revised 2007), “Business Combinations,” FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements,”

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

and certain amendments to Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting” that relate to the application of equity method accounting. EITF 08-6 provides equity method investment guidance for the initial carrying value, allocation of the investor’s share of equity, impairment assessments of an underlying indefinite-lived intangible asset, issuance of shares, and a change in an investment from the equity method to the cost method. According to EITF 08-6, an equity method investor should account for a share issuance by an investee as if the investor had sold a proportionate share of its investment, such that any gain or loss to the investor be recognized in earnings. EITF 08-6 is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. Accordingly, we adopted EITF 08-6 effective January 1, 2009. Prior to the adoption of EITF 08-6, we accounted for increases or decreases in our investment in NuStar Energy through members’ equity following NuStar Energy’s issuance of common units, in accordance with SEC Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary.” Effective January 1, 2009, any gain or loss attributable to future issuances of common units by NuStar Energy will be recognized in earnings.

FASB Staff Position EITF 03-6-1

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (EITF 03-6-1). According to EITF 03-6-1, unvested share-based payment awards are considered participating securities if they contain nonforfeitable rights to dividends or dividend equivalents and are therefore included in the earnings allocation in computing basic earnings per share pursuant to the two-class method. EITF 03-6-1 applies retroactively for fiscal years beginning after December 15, 2008 and interim periods within those years. We adopted EITF 03-6-1 effective January 1, 2009 and do not expect it to materially affect our computation of earnings per unit.

FASB Statement No. 141R

In December 2007, the FASB issued Statement No. 141 (Revised 2007), “Business Combinations” (Statement No. 141R). Statement No. 141R will significantly change the accounting for business combinations. Under Statement No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Statement No. 141R will change the accounting treatment for certain specific items, such as acquisition costs, acquired contingent liabilities, restructuring costs, changes in deferred tax asset valuation allowances and other items. Statement No. 141R also includes a substantial number of new disclosure requirements. Statement No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We adopted of Statement No. 141R effective January 1, 2009 and do not expect it to materially affect our financial position or results of operations.

4. INVESTMENT IN NUSTAR ENERGY

In April 2008, NuStar Energy issued 5,050,800 common units representing limited partner interests at a price of $48.75 per unit, which reduced our ownership from 22.3% at December 31, 2007 to 20.4%. This issuance resulted in a decrease in the value of our proportionate share of NuStar Energy’s capital totaling $0.8 million (SAB 51 charge). NuStar Energy received proceeds of $236.2 million, net of issuance cost, and we contributed $5.0 million to NuStar Energy in order to maintain our 2% general partner interest. Our ownership in NuStar Energy at December 31, 2008 was 20.5%.

In November 2007, NuStar Energy issued 2,600,000 common units representing limited partner interests at a price of $57.20 per unit, which reduced our ownership from 23.4% at December 31, 2006 to 22.3%. This issuance resulted in an increase in the value of our proportionate share of NuStar Energy’s capital totaling $4.9 million (SAB 51 credit). NuStar Energy received proceeds of $146.1 million, net of issuance cost, and we contributed $3.0 million to NuStar Energy in order to maintain our 2% general partner interest.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Summary Financial Information

Condensed financial information reported by NuStar Energy is summarized below:

	December 31,
	2008	2007
	(Thousands of Dollars)
Balance Sheet Information:
Current assets	$486,486	$347,134
Property, plant and equipment, net	2,941,824	2,492,086
Goodwill	806,330	785,019
Other long-term assets, net	224,957	158,848

Total assets	$4,459,597	$3,783,087

Current liabilities	$252,024	$242,485
Long-term debt, less current portion	1,872,015	1,445,626
Other long-term liabilities	128,561	100,144

Total liabilities	2,252,600	1,788,255

Partners’ equity	2,206,997	1,994,832

Total liabilities and partners’ equity	$4,459,597	$3,783,087

Other

Our investment in NuStar Energy reconciles to NuStar Energy’s total partners’ equity as follows:

	December 31,
	2008	2007
	(Thousands of Dollars)
NuStar Energy’s total partners’ equity	$2,206,997	$1,994,832
NuStar GP Holdings’ ownership interest in NuStar Energy	20.5%	22.3%

NuStar GP Holdings’ share of NuStar Energy’s partners’ equity	452,434	444,848
Step-up in basis related to NuStar Energy’s assets and liabilities, including equity method goodwill, and other	101,487	112,139

Investment in NuStar Energy	$553,921	$556,987

The step-up in basis related to NuStar Energy’s assets and liabilities, including equity method goodwill, reflected in the table above relates to purchase accounting adjustments resulting from Valero Energy’s UDS Acquisition. The amount represents the unamortized excess of the fair value over carrying amount applicable to Valero Energy’s proportionate 73.6% interest in NuStar Energy’s identifiable assets and liabilities as of December 31, 2001 of which $81.8 million is being amortized into expense over approximately 28 years. This amount also includes the portion of goodwill resulting from the UDS Acquisition that was attributed to our investment in NuStar Energy. Since 26.4% of the equity interest in NuStar Energy was owned by public unitholders as of the date of the UDS Acquisition, a significant portion of the total ownership interest in NuStar Energy was deemed to be held by the public under United States generally accepted accounting principles, thereby precluding the inclusion of these fair value adjustments in the reported financial statements of NuStar Energy.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

5.  RELATED PARTY TRANSACTIONS

General

We manage NuStar Energy through our ownership of NuStar GP, LLC and Riverwalk Holdings, LLC, which own Riverwalk Logistics L.P., the general partner of NuStar Energy. Our officers are also officers of NuStar GP, LLC. The Chairman of our Board of Directors, William E. Greehey, is also the Chairman of the Board of Directors of NuStar GP, LLC. The Board of Directors of NuStar GP, LLC is responsible for overseeing NuStar GP, LLC’s role as the general partner of the general partner of NuStar Energy, and we, as the sole owner of NuStar GP, LLC, must also approve matters that have or would reasonably be expected to have a material effect on our interests as the sole owner of NuStar GP, LLC.

We had a receivable from NuStar Energy of $3.4 million and a payable to NuStar Energy of $0.8 million, as of December 31, 2008 and December 31, 2007, respectively, with both amounts representing payroll and plan benefits, net of payments made to us. We also had a long-term receivable of $6.6 million and $5.7 million from NuStar Energy as of December 31, 2008 and December 31, 2007, respectively, related to amounts payable for retiree medical benefits and other post-employment benefits.

GP Services Agreement

On April 24, 2008, the boards of directors of each of NuStar GP, LLC and NuStar GP Holdings approved (i) the termination of the administration agreement, dated July 16, 2006, between NuStar GP Holdings and NuStar GP, LLC (the Administration Agreement) and (ii) the adoption of a services agreement between NuStar GP, LLC and NuStar Energy (the GP Services Agreement). All employees providing services to both NuStar GP Holdings and NuStar Energy are employed by NuStar GP, LLC.

Under the Administration Agreement, we paid annual charges of $500,000, subject to certain adjustments, to NuStar GP, LLC in return for NuStar GP, LLC’s provision of all executive management, accounting, legal, cash management, corporate finance and other administrative services to us. We also reimbursed NuStar GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that NuStar GP, LLC incurred while providing services to us.

In connection with the termination of the Administration Agreement, NuStar Energy and NuStar GP, LLC entered into the GP Services Agreement, effective as of January 1, 2008. The GP Services Agreement provides that NuStar GP, LLC will furnish all administrative services necessary for the conduct of the business of NuStar Energy and NuStar Energy will reimburse NuStar GP, LLC for all costs, other than the expenses allocated to us (the Holdco Administrative Services Expense). For 2008, the Holdco Administrative Services Expense equaled $750,000 plus 1.0% of NuStar GP, LLC’s domestic bonus and unit compensation expense. The GP Services Agreement will terminate on December 31, 2012, with automatic two-year renewals unless terminated by either party upon six months’ prior written notice. The aggregate amounts we incurred related to the Administration Agreement and the GP Services Agreement were $0.9 million, $0.5 million and $0.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Services Agreement

Prior to our separation from Valero Energy, the employees of NuStar GP, LLC were provided to NuStar Energy under the terms of various services agreements between us, NuStar Energy and Valero Energy. Valero Energy continued to provide certain services to NuStar Energy for all of 2007 under the terms of a services agreement dated December 22, 2006 (the 2007 Services Agreement). On April 16, 2007, Valero Energy exercised its option to terminate the 2007 Services Agreement. As a result, Valero Energy ceased providing services over a period of time sufficient to allow NuStar Energy to assume those functions in 2007. Additionally, since Valero Energy elected to terminate the 2007 Services Agreement prior to December 31, 2010, they paid NuStar Energy a termination fee of $13.0 million in May 2007.

Non-Compete Agreement

On July 19, 2006, in connection with our IPO, we entered into a non-compete agreement with NuStar Energy (the Non-Compete Agreement). Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. NuStar Energy has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

opportunities, neither we nor NuStar Energy are prohibited from engaging in any business, even if we and NuStar Energy would have a conflict of interest with respect to such other business opportunity. The Non-Compete Agreement remains in effect for so long as we or any of our affiliates own 20% or more of NuStar GP, LLC or Riverwalk Logistics, L.P.

Employee Benefits Transition Agreement

Prior to July 1, 2006, the employees of NuStar GP, LLC were included in the various employee benefit plans of Valero Energy. These plans included a defined benefit pension plan, a retiree welfare benefit plan, a health and welfare benefit plan, a defined contribution retirement plan, equity incentive plans and nonqualified deferred compensation plans. Effective July 1, 2006, we entered into an Employee Benefits Transition Agreement with Valero Energy (the Transition Agreement). In accordance with the Transition Agreement and in connection with the IPO on July 19, 2006, employees of NuStar GP, LLC began participating in newly enacted, comparable plans sponsored by NuStar GP, LLC.

In connection with this transition, Valero Energy and certain of its subsidiaries transferred related liabilities and assets totaling $7.9 million to NuStar GP, LLC. Under the Transition Agreement, Valero Energy agreed to provide the transition services and arrangements described therein until their respective completion or until specified cut-off dates in 2007.

6.  FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157, as amended, defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. The FASB deferred the effective date of Statement No. 157 for one year for all nonfinancial assets and liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We have applied the recognition and disclosure provisions of Statement No. 157 for financial assets and liabilities and for nonfinancial assets and liabilities that are re-measured at least annually as of January 1, 2008.

Statement No. 157 establishes a fair value hierarchy, which segregates the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists.

The following liabilities are measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Accrued compensation expense:
NuStar Energy restricted units	$4,486	$-	$-	$4,486
NuStar Energy unit options	-	1,556	-	1,556

Total	$4,486	$1,556	$-	$6,042

The fair value of our liability for NuStar Energy restricted units is determined using the NuStar Energy unit price at the reporting date. The fair value of our liability for NuStar Energy unit option grants is determined using the Black-Scholes option-pricing model on the reporting date based on the expected life of options granted, expected volatility, expected dividend yield and the risk-free interest rate. As of December 31, 2007, accrued compensation expense related to NuStar Energy restricted units and unit options totaled $3.7 million.

7.  CREDIT FACILITY

On July 19, 2006, we entered into a three-year revolving credit facility maturing on July 19, 2009 with a borrowing capacity of up to $20 million (the Credit Facility). We fund capital contributions to NuStar Energy to maintain our 2% general partner interest as NuStar Energy issues additional units and meet other liquidity and capital resource requirements through borrowings under the Credit Facility.

The Credit Facility maintains that $10 million may be available for letters of credit. Our obligations under the Credit Facility are unsecured. The Credit Facility contains customary covenants and provisions including limitations on

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

indebtedness, liens, dispositions of material property, mergers and asset transfers. Borrowings under the Credit Facility bear interest, at our option, at either an alternative base rate or a LIBOR based rate, which was 1.8% as of December 31, 2008.

Additionally, the Credit Facility contains customary events of default, including a “change in control,” that could result in the acceleration of all amounts and cancellation of all commitments outstanding under the Credit Facility. A “change in control” is defined to mean any of the following events: (i) we cease, indirectly or directly, to own all of the issued and outstanding equity interests of the general partner(s) of NuStar Energy, or we no longer have the power, directly or indirectly, to direct or to cause the direction of the management or the policies of NuStar Energy; or (ii) the occurrence of any transaction that results in any person or group, other than an entity with unsecured senior debt with an investment grade rating, becoming the beneficial owner of more than 50% of our equity interests.

On December 18, 2007, we amended the Credit Facility to conform to NuStar Energy’s $1.2 billion five-year revolving credit agreement dated December 10, 2007. Under the terms of the amended Credit Facility, NuStar Energy must maintain a total debt-to-EBITDA ratio of less than 5.0 to 1.0 for any four consecutive quarters, subject to adjustment following certain acquisitions. We are also required to receive cash distributions of at least $25.0 million in respect of our ownership interests in NuStar Energy for the preceding four fiscal quarters ending on the last day of each fiscal quarter. Our management believes that we are in compliance with the ratio and covenants as of December 31, 2008.

As of December 31, 2008, we had outstanding borrowings of $6.5 million and availability of $13.5 million under the Credit Facility. We are discussing renewal of our Credit Facility with the two lenders under the Credit Facility.

8.  COMMITMENTS AND CONTINGENCIES

Litigation and Environmental Matters

We are not currently a party to any material legal proceedings. However, NuStar Energy is subject to certain loss contingencies, the outcome of which could have an effect on NuStar Energy’s results of operations and ability to pay distributions, which would impact our results of operations and ability to pay distributions. NuStar Energy’s material contingent liabilities resulting from various litigation, claims and commitments are discussed below.

Grace Energy Corporation Matter. In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb Pipe Line Partners, L.P. (KPP) and Kaneb Services LLC (KSL and, collectively with KPP and their respective subsidiaries, Kaneb) in Texas state court. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base in Massachusetts (Otis AFB). Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb’s acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.

In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the final judgment of the trial court to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against Grace Energy. In September 2008, Grace Energy filed its Joint Plan of Reorganization and Disclosure Statement. NuStar Energy has sought relief from the bankruptcy stay in order to pursue its appellate rights.

The Otis AFB is a part of a Superfund Site pursuant to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the final judgment of the Texas state court assigning ownership of the Otis AFB pipeline to Kaneb, the U.S. Department of Justice (the DOJ) advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two plumes. In November 2008, the DOJ forwarded information to NuStar Energy indicating that the past and estimated future remediation expenses associated with one plume are $71.9 million. The DOJ has indicated that they will not seek recovery of remediation costs for the second plume. The DOJ has not filed a lawsuit against NuStar Energy related to this matter and NuStar Energy has not made any payments toward costs incurred by the DOJ.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Eres Matter. In August 2008, Eres N.V. (Eres) forwarded a demand for arbitration to CITGO Asphalt Refining Company (CARCO), CITGO Petroleum Corporation (CITGO), NuStar Asphalt Refining, LLC (NuStar Asphalt) and NuStar Marketing LLC (NuStar Marketing, and together with CARCO, CITGO and NuStar Asphalt, the Defendants) contending that the Defendants are in breach of a tanker voyage charter party agreement, dated November 2004, between Eres and CARCO (the Charter Agreement). The Charter Agreement provides for CARCO’s use of Eres’ vessels for the shipment of asphalt. Eres contends that NuStar Asphalt and/or NuStar Marketing assumed the Charter Agreement when NuStar Asphalt purchased the CARCO assets, and that the Defendants have failed to perform under the Charter Agreement since January 1, 2008. CARCO has demanded that NuStar Asphalt and NuStar Marketing defend and indemnify it against Eres’ claims and has filed a lawsuit in the Harris County District Court, Harris County, Texas, seeking to recover on its indemnity claim. This lawsuit has been removed and is currently pending in the U.S. District Court for the Southern District of Texas. In connection with the demand for arbitration, Eres filed a complaint in the U.S. District Court for the Southern District of New York (SDNY) seeking to require the Defendants to arbitrate the dispute and seeking to attach the banking funds of CARCO and NuStar Asphalt (including cash, escrow funds, credits, debts, wire transfers, electronic funds transfers, accounts, letters of credit, freights and charter hire) within the SDNY in amounts of approximately $78.1 million pending resolution of arbitration between Eres and the Defendants. To date, no funds of NuStar Asphalt have been attached. NuStar Energy intends to vigorously defend against these claims.

Department of Justice Matter. In February 2008, the DOJ advised NuStar Energy that the EPA has requested that the DOJ initiate a lawsuit against NuStar Pipeline Operating Partnership L.P. (NuPOP) for violations of the Clean Water Act for (a) failing to prepare adequate Facility Response Plans, as required by Section 311(j)(5) of the Clean Water Act, 33 U.S.C. §1321(j), for certain of its pipeline terminals located in Region VII by August 30, 1994, and (b) maintaining Spill Prevention, Control and Countermeasure (SPCC) plans at the terminal that deviate from the SPCC regulations, 40 C.F.R. §112.3. A Facility Response Plan is a plan for responding to a worst case discharge, and to a substantial threat of such a discharge, of oil or hazardous substances. The SPCC rule requires specific facilities to prepare, amend and implement plans to prevent, prepare and respond to oil discharges to navigable waters and adjoining shorelines. NuStar Energy is currently in settlement negotiations with the DOJ to resolve these matters.

EPA Investigation. In November 2006, agents of the U.S. Environmental Protection Agency (the EPA) presented a search warrant issued by a U.S. District Court at a terminal owned by Shore Terminals, LLC (Shore), a wholly owned subsidiary of NuPOP. Since then, NuStar Energy and Shore have been served with additional subpoenas. The search warrant and subpoenas all sought information regarding allegations of potential illegal conduct by Shore, certain of its affiliates and/or its employees concerning compliance with certain environmental and safety laws and regulations. NuStar Energy has cooperated fully with the U.S. Attorney and the EPA in producing documents in response to the subpoenas. Although the U.S. Attorney has indicated that they intend to seek criminal penalties and fines as a result of alleged violations of environmental laws at the terminal, NuStar Energy is currently in negotiations with the U.S. Attorney and the EPA to resolve this matter. There can be no assurances that the conclusion of the U.S. Attorney’s and the EPA’s investigation will not result in a determination that Shore violated applicable laws. If Shore is found to have violated such laws, NuStar Energy could be subject to fines, civil penalties and criminal penalties. A final determination that Shore violated applicable laws could, among other things, result in debarment from future federal government contracts.

NuStar Energy is also a party to additional claims and legal proceedings arising in the ordinary course of its business. Due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on NuStar Energy’s results of operations, financial position or liquidity. It is possible that if one or more of the matters described above were decided against NuStar Energy, the effects could be material to its results of operations in the period in which it would be required to record or adjust the related liability and could also be material to its cash flows in the periods it would be required to pay such liability.

Commitments

As of December 31, 2008, our future minimum payments applicable to noncancellable purchase obligations are $0.2 million for 2009. Our purchase obligations relate to usage fees for payroll and other employee related systems. We have no future minimum rental payments applicable to noncancellable operating leases as of December 31, 2008.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

9.  MEMBERS’ EQUITY

Second Amended and Restated Limited Liability Company Agreement

On July 19, 2006, in connection with our IPO, we amended and restated our limited liability company agreement (the Second Amended and Restated Limited Liability Company Agreement). The material provisions of the Second Amended and Restated Limited Liability Company Agreement include the distributions of available cash, rights of unitholders, the election of members of our board of directors and allocations of taxable income and other matters.

Rights Agreement

On July 19, 2006, we entered into a rights agreement with Computershare Investor Services, LLC, as amended effective February 28, 2008 (the Rights Agreement), under which one preferred unit purchase right (a Right) is attached to each of our outstanding units. The Rights become exercisable under specified circumstances, including if any person or group (an acquiring person) becomes the beneficial owner of 15% or more of our outstanding units, subject to specified exceptions. Each Right entitles the registered holder to purchase from us one one-hundredth of a unit of junior participating preferred units, series I, (Preferred Units) at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the Rights Agreement occur, each holder of Rights other than the acquiring person can exercise their Rights. When a holder exercises a Right, the holder will be entitled to receive units valued at a multiple of the exercise price of the Right specified in the Rights Agreement. In some cases, the holder will receive cash, property or other securities instead of units. We may redeem the Rights for $0.001 per Right at any time prior to the tenth day after a person or group becomes an acquiring person.

The Rights will expire on June 30, 2016, unless extended or earlier redeemed or exchanged, and are protected by customary anti-dilution provisions. Preferred Units purchasable upon exercise of the Rights will not be redeemable. Each Preferred Unit will be entitled to share in our distributions of available cash pro rata with the units. In the event of liquidation, the holders of the Preferred Units will be entitled to a minimum preferential liquidation payment of $100 per unit. Each Preferred Unit will have 100 votes, voting together with the units. Finally, in the event of any merger, consolidation or other transaction in which units are exchanged, each Preferred Unit will be entitled to receive 100 times the amount received per unit.

10.  EMPLOYEE BENEFIT PLANS AND UNIT-BASED COMPENSATION

The NuStar GP, LLC Thrift Plan

The NuStar GP, LLC Thrift Plan (the Thrift Plan) is a qualified employee profit-sharing plan that became effective June 26, 2006. Participation in the Thrift Plan is voluntary and is open to substantially all of NuStar GP, LLC employees who become eligible to participate upon date of hire. Thrift Plan participants can make basic contributions from 1% up to 30% of their total annual compensation. The maximum match by NuStar GP, LLC is 75% of each participant’s basic contributions up to 8% based on the participant’s total annual compensation. Effective January 1, 2008, the Thrift Plan was amended to comply with changes to Internal Revenue Code Section 409A (Section 409A) and change the maximum match by NuStar GP, LLC to 100% of each participant’s total contribution up to 6% based on the participant’s total annual compensation. Our contribution to the Thrift Plan for the years ended December 31, 2008, 2007 and 2006 totaled $4.7 million, $3.5 million and $1.5 million, respectively. The Thrift Plan was further amended effective January 1, 2009 to require temporary employees to complete one year of service in order to participate in the Thrift Plan (“temporary employees” and “year of service,” each as defined in the Thrift Plan).

NuStar GP, LLC also has an excess thrift plan (the Excess Thrift Plan) which became effective July 1, 2006 and provides benefits to a select group of management or other highly compensated employees. The Excess Thrift Plan provides benefits to those employees of NuStar GP, LLC whose annual additions under the Thrift Plan are subject to the limitations under the Internal Revenue Code (Code). The Excess Thrift Plan was amended effective January 1, 2008 to comply with changes to Section 409A.

Pension and Other Postretirement Benefits

The NuStar Pension Plan (the Pension Plan) is a qualified non-contributory defined benefit plan that became effective July 1, 2006. The Pension Plan covers substantially all of NuStar GP, LLC’s employees and generally provides eligible employees with retirement income based on years of service and compensation during the period of service. Employees may become eligible to receive benefits after five years of service, which includes service recognized by Valero Energy for vesting purposes under the Valero Energy pension plan. All benefit obligations associated with service for certain employees who were participants in the Valero Energy pension plan through June 30, 2006, including the effect of future

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

salary increases, are the responsibility of Valero Energy. All benefit obligations related to service by NuStar GP, LLC employees on or after July 1, 2006 will be covered by the Pension Plan. Effective January 1, 2008, the plan was amended to change the name of the plan and to comply with changes to Section 409A. The Pension Plan was further amended effective January 1, 2009 to require employees to complete one “year of service,” as defined in the Pension Plan, in order to participate in the Pension Plan.

NuStar GP, LLC also has an excess pension plan (the Excess Pension Plan) and a supplemental executive retirement plan (the SERP) that provide benefits to a select group of management or other highly compensated employees of NuStar GP, LLC. The Excess Pension Plan and SERP were each amended effective January 1, 2008 to comply with changes to Section 409A.

None of the Excess Thrift Plan, the Excess Pension Plan or the SERP is intended to constitute either a qualified plan under the provisions of Section 401 of the Code or a funded plan subject to ERISA.

NuStar GP, LLC also provides a post retirement medical benefits plan for retired employees, referred to as other post retirement benefits.

NuStar Energy reimbursed and will continue to reimburse all costs incurred by us related to these employee benefit plans at cost. Our current and noncurrent liabilities for these employee benefits are included in “Accrued compensation expense” and “Employee benefit plan liabilities,” respectively, on our consolidated balance sheets. Effective January 1, 2008, in compliance with Section 409A, the Excess Pension Plan and the SERP were amended to provide that all benefits under those plans will be paid in a single lump-sum payment.

The Pension Plan, Excess Pension Plan and SERP are collectively referred to as the Pension Plans in the tables and discussion below. We use December 31 as the measurement date for our pension and other postretirement plans.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

The changes in the benefit obligation, the changes in fair value of plan assets, the funded status and the amounts recognized in our consolidated balance sheet for our Pension Plans and other postretirement benefit plans as of and for the years ended December 31, 2008 and 2007 were as follows:

	Pension Plans		Other Postretirement Benefit Plans
	2008	2007	2008	2007
	(Thousands of Dollars)
Change in benefit obligation:
Benefit obligation, January 1	$11,152	$5,041	$6,934	$7,142
Service cost	7,293	7,728	593	564
Interest cost	750	286	523	411
Acquisition	-	-	1,025	-
Plan amendments	-	(175)	-	-
Benefits paid	(1,034)	(103)	(5)	-
Participants contributions	-	-	3	-
Actuarial loss (gain)	920	(1,625)	778	(1,183)

Benefit obligation, December 31	$19,081	$11,152	$9,851	$6,934

Change in plan assets:
Plan assets at fair value, January 1	$11,877	$2,488	$-	$-
Actual return on plan assets	(3,526)	292	-	-
Company contributions	7,992	9,200	2	-
Benefits paid	(1,034)	(103)	(5)	-
Participants contributions	-	-	3	-

Plan assets, December 31	$15,309	$11,877	$-	$-

Reconciliation of funded status:
Fair value of plan assets at December 31	$15,309	$11,877	$-	$-
Less: Benefit obligation at December 31	19,081	11,152	9,851	6,934

Funded status at December 31	(3,772)	725	(9,851)	(6,934)
Unrecognized net loss (gain)	4,369	(1,052)	214	(564)

Prepaid (accrued) benefit cost	$597	$(327)	$(9,637)	$(7,498)

Amounts recognized in the consolidated balance sheets:
Other assets	$-	$3,204	$-	$-
Accrued compensation expense	(20)	(28)	(36)	(18)
Employee benefit plan liabilities	(3,752)	(2,451)	(9,815)	(6,916)

Net pension (liability) asset	$(3,772)	$725	$(9,851)	$(6,934)

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

Amounts related to our pension plans and other postretirement benefit plans recorded as a component of accumulated other comprehensive income were as follows:

	Pension Plans December 31,			Other Postretirement Benefit Plans December 31,
	2008	2007	2006	2008	2007	2006
	(Thousands of Dollars)
Unrecognized actuarial (loss) gain	$(4,526)	$877	$(750)	$(214)	$564	$(619)
Prior service credit	157	175	-	-	-	-
Deferred tax asset (liability)	1,626	(358)	292	78	(210)	242

Accumulated other comprehensive (loss) income, net of tax	$(2,743)	$694	$(458)	$(136)	$354	$(377)

As of December 31, 2008, 2007 and 2006, the balance of accumulated other comprehensive income that had not been recognized as a component of net periodic benefit cost related to the respective unrecognized actuarial (loss) gain and prior service credit, net of deferred taxes, is shown in the table above. In 2009, we expect to recognize $132,000 of the unrecognized actuarial loss and $18,000 of prior year service credit as components of periodic benefit cost.

The aggregate accumulated benefit obligation for our Pension Plans as of December 31, 2008 and 2007 was $12.9 million and $7.3 million, respectively.

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for our pension plans with an accumulated benefit obligation in excess of plan assets, were as follows:

	December 31,
	2008	2007
	(Thousands of Dollars)
Projected benefit obligation	$2,736	$2,479
Accumulated benefit obligation	1,425	1,325
Fair value of plan assets	-	-

The allocations of plan assets for the Pension Plan were as follows:

	December 31,
	2008	2007
Equity securities	64%	63%
Fixed income securities	35%	37%
Cash equivalent securities	1%	-

There were no plan assets for the Excess Pension Plan, SERP or other postretirement benefit plans as of December 31, 2008 and 2007.

The investment policies and strategies for the assets of our qualified Pension Plan incorporate a well-diversified approach which is expected to earn long-term returns from capital appreciation and a growing stream of current income. This approach recognizes that assets are exposed to risk, and the market value of the Pension Plan’s assets may fluctuate from year to year. Risk tolerance is determined based on NuStar Energy’s financial ability to withstand risk within the investment program and the willingness to accept return volatility. In line with the investment return objective and risk parameters, the Pension Plan’s mix of assets includes a diversified portfolio of equity and fixed-income instruments. The aggregate asset allocation is reviewed on an annual basis and we believe that the allocation as of December 31, 2008 was in line with our target.

The overall expected long-term rate of return on plan assets for the Pension Plan is estimated using models of asset returns. Model assumptions are derived using historical data given the assumption that capital markets are

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

informationally efficient. Three models are used to derive the long-term expected returns for each asset class. Since each method has distinct advantages and disadvantages and differing results, an equal weighted average of the methods’ results is used.

During 2008, we contributed $7.2 million to the Pension Plan. We estimate our minimum required contribution to the Pension Plan during 2009 will be $9.0 million under the Employee Retirement Income Security Act, which we expect to contribute to the Pension Plan during 2009. Since costs incurred by us related to the Pension Plan and our other postretirement benefit plan are reimbursed by NuStar Energy, funding for these plans will primarily be provided by NuStar Energy.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid for the years ending December 31:

	Pension Plans	Other Postretirement Benefit Plans
	(Thousands of Dollars)
2009	$ 476	$ 36
2010	794	74
2011	1,125	126
2012	1,563	197
2013	1,914	293
Years 2014-2018	23,351	3,987

We do not expect to receive a Medicare Prescription Drug Act subsidy.

The weighted average assumptions used to determine the benefit obligations were as follows:

	Pension Plans December 31,		Other Postretirement Benefit Plans December 31,
	2008	2007	2008	2007
Discount rate	7.13%	6.82%	7.11%	6.80%
Rate of compensation increase	5.46%	5.56%	n/a	n/a

The discount rate assumption used to determine the pension obligations at December 31, 2008 and December 31, 2007 were based on a hypothetical yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the hypothetical yield curve required a minimum rating of AA or better by Moody Investor Service, Inc. or a rating of AA or better by Standard & Poor’s.

The assumed health care cost trend rates were as follows:

	December 31,
	2008	2007
Health care cost trend rate assumed for next year	7.93%	8.42%
Rate to which the cost trend rate was assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reached the ultimate trend rate	2015	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. We sponsor a contributory postretirement health care plan. The plan has an annual limitation (a cap) on the increase of the employer’s share of the cost of covered benefits. The cap on the increase in employer’s cost is 2.5% per year. The assumed increase

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

in total health care cost exceeds the 2.5% indexed cap, so increasing or decreasing the health care cost trend rate by 1% does not materially change our obligation or expense for the postretirement health care plan.

Long-Term Incentive Plans

As of December 31, 2008, we had the following long-term incentive plans:

•

The Second Amended and Restated 2000 Long-Term Incentive Plan (the 2000 LTIP), under which NuStar GP, LLC may award up to 1,500,000 NuStar Energy (NS) common units. Awards under the 2000 LTIP can include NS unit options, restricted units, performance awards, distribution equivalent rights (DERs) and contractual rights to receive common units.

•	The 2002 Unit Option Plan (the UOP) under which NuStar GP, LLC may award up to 200,000 NS unit options to officers and directors of NuStar GP, LLC or its affiliates.

•

The 2003 Employee Unit Incentive Plan (the UIP) under which NuStar GP, LLC may award up to 500,000 NS common units to employees of NuStar GP, LLC or its affiliates, excluding officers and directors of NuStar GP, LLC and its affiliates. Awards under the UIP can include NS unit options, restricted units and distribution equivalent rights (DERs).

•

The 2006 Long-Term Incentive Plan (the 2006 LTIP) under which NuStar GP Holdings may award up to 2,000,000 NuStar GP Holdings (NSH) units to our employees, consultants and directors who perform services for us or our affiliates. Awards under the 2006 LTIP can include NSH unit options, performance units, restricted units, phantom units, unit grants and unit appreciation rights.

We purchase NuStar Energy (NS) common units as needed to satisfy awards granted under the 2000 LTIP, the UOP and the UIP.

As of December 31, 2008 and 2007, we had accrued $6.0 million and $3.7 million, respectively, for the outstanding awards of NS unit options, performance awards and restricted units in “Accrued compensation expense” on our consolidated balance sheets. As of December 31, 2008, NS common units that remained available to be awarded totaled 471,117 under the 2000 LTIP and 259,719 under the UIP. Substantially all approved awards under the UOP have been granted as of December 31, 2008. NSH units that remained available totaled 1,627,029 under the 2006 LTIP as of December 31, 2008.

Unit Options

Under the terms of our various unit option plans, the exercise price of options granted is not less than the fair market value of our common units on the date of grant. Options become exercisable pursuant to the individual written agreements between the participants and us, usually in five equal annual installments beginning at the date of grant, with unexercised options generally expiring seven to ten years from the date of grant.

The fair value of each unit option grant was estimated using the Black-Scholes option-pricing model on the valuation date for NS unit options and on the grant date for NSH unit options. The expected life of options granted is the period of time from the valuation date for NS unit options and from the grant date for NSH unit options to the date of expected exercise or other expected settlement. Expected volatility for NS unit options is based on closing prices of NuStar Energy’s common units for periods corresponding to the life of options granted. Expected volatility for NSH unit options is based on closing prices of NSH common units for periods corresponding to the life of options granted. Expected dividend yield is based on annualized dividends at the valuation date for NS unit options and at the grant date for NSH unit options. The risk-free interest rate used is the implied yield currently available from the U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of the options at the valuation date for NS unit options and at the grant date for NSH unit options.

NUSTAR GP HOLDINGS, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS – (Continued)

A summary of the weighted-average assumptions used to determine our liability for NS unit options is presented in the table below:

	NS Unit Options December 31,
	2008	2007
Expected life in years	6.2	6.2
Expected volatility	46.4%	17.8%
Expected distribution yield	10.0%	7.1%
Risk-free interest rate	0.9%	3.1%

No NSH unit options were granted for the years ended December 31, 2008 and 2006. A summary of the weighted-average assumptions used in our grant date fair value measurements is presented in the table below:

NSH Unit Options Year Ended December 31, 2007
Expected life in years	5.0
Expected volatility	35.1%
Expected distribution yield	4.3%
Risk-free interest rate	3.3%

11.  INCOME TAXES

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows:

	December 31,
	2008	2007
	(Thousands of Dollars)
Deferred income tax assets:
Share/option compensation	$2,512	$1,464
Pension	1,633	-
Other employee benefits	1,122	437
Other state	264	73

Deferred income tax assets	5,531	1,974
Deferred income tax liabilities:
Investment in Riverwalk Logistics, L.P. and NuStar Energy	(208)	(204)
Pension	-	(245)

Total net deferred income tax assets	$5,323	$1,525

The realization of deferred income tax assets recorded as of December 31, 2008 is dependent upon our ability to generate future taxable income in the United States. We believe that it is more-likely-than-not that the deferred tax assets as of December 31, 2008 will be realized, based upon expected future taxable income and potential tax planning strategies.